C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

September 18, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K filed February 29, 2012

Form 10-Q filed May 10, 2012

Form 8-K filed May 10, 2012

File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated September 4, 2012 in which you provided comments to our letter dated August 10, 2012. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Consolidated Financial Statements

Note 5: Loss and Loss Adjustment Expense Reserves

Second-lien RMBS Recoveries, page 20

SEC Comment:

1.	We acknowledge your response to comment 3. Please address the following:

•

Please tell us the amount of the incremental loss reserve recorded related to GMAC and RFC exposures during the first quarter as well as the amount of the related additional expected recoveries. In addition, tell us the amount of the offsetting reductions to your expected recoveries for the same period associated with the increased probability of GMAC and RFC entering bankruptcy. Tell us how you incorporated these amounts into the loss reserve and recoveries rollforwards presented on page 28. Please tell us what assumptions changed leading to you recording the incremental loss reserve. To the extent the amounts are material, please provide us proposed revised disclosure accompanying the rollforwards to be included in future periodic reports that explains the impact of GMAC and RFC exposures on your loss reserves and recoveries during the first quarter of 2012.

•

On page 84 of your June 30, 2012 Form 10-Q you indicate that the bankruptcy filings of GMAC and RFC resulted in an eight percent drop in your expected recoveries since December 31, 2011. Please tell us the amount of this decline and where you reflect it in your recoveries rollforward on page 28 of your June 30, 2012 Form 10-Q. To the extent the decline is material, please provide us proposed revised disclosure accompanying the rollforward to be included in future periodic reports that explains the impact of the GMAC and RFC bankruptcy filings on your recoveries.

MBIA Response:

In preparing our disclosures, within the objective of providing information that we believe is material to investors, we consider the impact on investors of disclosing a level of detail that may adversely impact MBIA’s competitive advantage. We do not believe the detailed information requested about the loss reserves and recovery amounts specific to GMAC and RFC is material to investors because of the relative size of these amounts to our aggregate loss reserves and recoveries as of March 31, 2012 or June 30, 2012, which we have disclosed, and in light of the general disclosures we have provided about factors that affected our expected recoveries against GMAC and RFC, including their entry into bankruptcy. Therefore, we are not proposing revised disclosure to accompany our rollforward tables. In the future, we will continue to evaluate whether additional level of detailed disclosures would be material to investors. We would only disclose loss reserve or recovery balances, or changes thereto, related to specific counterparties if we deem such disclosures to be meaningful to investors, as such disclosures may have an adverse effect on our ability to negotiate settlements of such balances with counterparties.

We have sent to your attention via certified mail as supplemental information the specific loss reserve and recovery amounts you have requested. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to you on a supplemental, confidential basis only and is not to be filed with or deemed a part of MBIA Inc.’s Forms 10-Q for the quarterly periods ended March 31, 2012 or June 30, 2012, any subsequently filed Form 10-Q, or our letters to you filed as responses to your comments.

Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of your review of the supplemental information in the pre-paid mailing envelope provided. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

As discussed above, the Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Form 8-K filed May 10, 2012

Exhibit 99.1

SEC Comment:

2.	We acknowledge your response to comment 5. Your use of adjusted total revenues and adjusted total expenses appear to also be non-GAAP measures. Please provide us proposed revised disclosure to be included in future earnings releases that:

•	Explains why you believe these non-GAAP measures provide useful information; and

•	Reconciles these non-GAAP measures to their nearest comparable GAAP measures.

MBIA Response:

In response to your comment, we will remove adjusted total revenues and adjusted total expenses from our future disclosures. In lieu of our previously proposed non-GAAP reconciliation table, we propose the following table for communications with investors, including our future earnings releases:

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MBIA INC. AND SUBSIDIARIES

ADJUSTED PRE-TAX INCOME (LOSS) RECONCILIATION

(in millions)

	Three Months Ended March 31,
	2012	2011
Adjusted pre-tax income (loss)	$(548)	$25
Additions to adjusted pre-tax income (loss):
Impact of consolidating certain VIEs	5	15
Mark-to-market gain (loss) on insured credit derivatives	303	(1,591)
Subtractions from adjusted pre-tax income (loss):
Impairments on insured credit derivatives	(261)	212

Pre-tax income (loss)	$21	$(1,763)

****

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
•	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K, Form 10-Q and Form 8-K. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin

C. Edward Chaplin

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